September 24, 2012

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ACAP Investment Series Trust (“Trust”)
File Nos.: 333-182771 and 811-22723

Dear Ms. Browning:

                    Set forth below are responses to comments received from you in connection with the Trust’s Registration Statement on Form N-1A filed on July 20, 2012 (the “Registration Statement”). The Trust currently proposes to offer one series, ACAP Select Growth Fund (the “Fund”). Attached to this letter as Appendix A is a blackline of the Fund’s prospectus and SAI showing the changes made to reflect the your comments. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

General

1.

The prospectus and Statement of Additional Information (“SAI”) use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in describing the Fund’s principal investments, the prospectus summary discloses that the Fund may use derivatives, “including” total return swaps and options. Please change the term “including” to the phrase “consisting of’ and summarize all the principal investments of the Fund in the summary.

The requested revisions have been made.

2.	Please confirm to the staff that when the prospectus or SAI references legal authority to explain the Fund’s activities, (e.g., “the Fund may not…borrow money… (as defined by the

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

1940 Act), except to the extent permitted by the 1940 Act or the rules, regulations or interpretations thereof,”) those references are explained or revise the disclosure accordingly. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act of 1933 (“1933 Act”).

The Fund confirms that such references to the 1940 Act and the rules, regulations and interpretations thereof are explained appropriately in the prospectus and SAI.

Prospectus

Front Cover Page

3.

We note the “red herring” disclosure in this section. Please inform the staff whether the Fund is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

The Fund currently does not expect to circulate the prospectus to potential investors or others before filing a pre-effective amendment.

Fees and Expenses

4.

The first footnote to the fee table reflects information that is neither required nor permitted by Item 3 of Form N-1A and, therefore, should be deleted from the fee table. You may relocate this information to appear in the prospectus after Item 9. See paragraph (b) to Item 12 of Form N-1A.

The requested revision has been made.

5.	The second clause to footnote 2 discloses information that is neither required nor permitted by Instruction 6(a) to Item 3 of Form N-1A. Please revise the footnote accordingly.

The requested revision has been made.

6.

We note that the Fund will invest in exchange traded funds and in shares of other registered investment companies. Given these facts, please confirm to the staff that a separate Acquired Fund Fees and Expenses (“AFFE”) sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount, if any, will be included in “other” expenses, or revise the table accordingly. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

A separate AFFE sub-caption is not required in the fee table because acquired fund fees and expenses are currently estimated to be less than one basis point.

7.

Please file the Expense Limitation and Reimbursement Agreement (“Agreement”) as an exhibit to the registration statement. Also, in the third footnote, please disclose the “ordinary” expenses that are covered by, or conversely, the non-ordinary or extraordinary expenses that are excluded from, the Agreement. For example, does the Agreement cover AFFE? In addition, disclose whether the Board’s approval is needed prior to the adviser recouping any amounts from the Fund.

The Fund no longer expects to enter into an Expense Limitation and Reimbursement Agreement with the Adviser. As a result, all references to such agreement have been removed in the Registration Statement.

8.

Footnote 3 does not disclose the duration of the Agreement. Is it in effect so long as the adviser is the adviser to the Fund? Footnote 3 also does not disclose that only the Board may terminate the agreement during the first year of operations, and whether that condition continues after the first year of operations. If the agreement may be terminated by the adviser or if the Fund expects that it will revise or modify the agreement during the first year of operations, please delete all references to the Agreement in the fee table. Please revise footnote 3 accordingly.

Please see response to comment 7 above.

Expense Example

9.

Please advise the staff whether net expenses are used in calculating expenses in only year I, or for subsequent years as well. If longer than 1 year, please clarify that the Agreement obligates the Adviser to waive / reimburse these expenses for the entire period for which net expenses are used.

Please see response to comment 7 above.

10.	Please delete the last two sentences in this section because they are neither permitted nor required by Form N- 1A. You may relocate this information to appear after Item 9 in the prospectus.

The requested revisions have been made.

Portfolio Turnover

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

11.	Please revise the first sentence to conform to Item 3 of Form N-1A.

The requested revision has been made.

Principal Investment Strategies

12.

Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. See Items 4 and 9 of Form N-1A. In this regard, we note that certain risks are summarized in the Item 4 “Principal Investment Risks” section (e.g., emerging and developing markets, liquidity, sector, and small cap stock risks), but are not summarized in the strategy section of Item 4. Please rectify these inconsistencies or explain to the staff why an investment is deemed to constitute a principal risk to, but not a principal strategy of, the Fund.

The requested clarifications have been made.

13.	Please disclose the capitalization sizes of the companies in which the Fund will invest. Is there any minimum capitalization? Also disclose how much the Fund will invest in emerging market countries.

The requested clarifications have been made.

14.

Please disclose the total amount of assets the Fund may invest in derivative instruments. In addition, if the Fund may write or sell derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. See letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

The Fund generally does not anticipate investing more than 25% of its assets in derivative instruments. The Fund also does not currently anticipate writing or selling derivatives.

15.	Please summarize how the Fund’s adviser determines which securities to sell. See Items 4 and 9(b)(2) of Form N-1A.

The requested clarification has been made.

16.	Please disclose the limits on the amount the Fund “may… borrow for liquidity and temporary emergency purposes,” as mentioned in the fourth paragraph.

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

The requested clarification has been made.

Principal Investment Risks - Equity Market Risk

17.

The summary merely discloses that the market value of the Fund’s equity securities may fall. The summary does not disclose any of the specific risks of each type of equity security in which the Fund may invest. Please revise the summary accordingly.

The requested revisions have been made.

Purchase and Sale of Fund Shares

18.	Please revise this section so that it includes all of the information required by Item 6 of Form N-1A.

The requested revisions have been made.

More Information About Investment Objectives, Strategies and Related Risks

19.	This section appears to merely repeat the information disclosed in Item 4. Please clarify and enhance the disclosure, as necessary.

The requested clarification has been made.

20.

Rather than discussing all material risks associated with derivatives, the prospectus references the disclosure in the SAI. Please revise the prospectus and disclose all material risks associated with the Fund’s principal investment strategies.

The requested revisions have been made.

21.

The prospectus discloses “sector” as a principal risk of the Fund. Neither that risk, nor the strategy employed by the Fund concerning sectors, is disclosed in the Item 4 summary. Please revise the prospectus accordingly.

As disclosed in the prospectus, the Fund will invest primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that are believed to be able to innovate or grow rapidly relative to their peers in their markets. Because this strategy is growth-oriented,

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

the Fund’s investments may become concentrated in a particular issuer, geographic region, industry or sector. In response to your comment, Sector Risk has now also been added to the prospectus summary.

22.

The prospectus discloses, under “Leverage Risks,” that the Fund may leverage through short sales. Is selling short a principal strategy? Please disclose the maximum percentage of Fund assets that may be sold short. Are the costs of selling short included in the fee table under “Other Expenses”?

The Fund does not expect selling short will be a principal strategy and apart from certain situations where the Fund may be investing defensively, does not generally anticipate short sales exceeding 10% of the Fund’s assets. It is not currently anticipated that costs of selling short would impact the fee table numbers disclosed.

23.

The prospectus also discloses that leverage “can” create interest or other transactional expenses that “may” lower Fund returns. Please delete this conditional language or advise the staff, which leverage techniques to be employed by the Fund have no cost and do not lower returns.

The requested revision has been made.

Other Strategies and Risks - Additional Risk Factors

24.

Please identify the strategies and risks under these headings as either principal or non-principal. Also, confirm that all principal strategies and risks under these headings have been disclosed in the Items 4 and 9 sections of the prospectus or make appropriate revisions to the document.

The requested revision has been made to the section. All principal strategies and risks in the section have been discussed in the summary section of the prospectus.

25.

The prospectus discloses that the Fund has claimed an exemption from the definition of a commodity pool operator (“CPO”) under rule 4.5 of the Commodity Exchange Act of 1974. On February 8, 2012, the CFTC adopted rules that require investment advisers to register as CPOs if a fund it advises does more than a de minimis amount of speculative trading in commodities. Please update the disclosure. Given the amount of assets the Fund proposes to invest in commodities, will the new rules promulgated by the CFTC have a material impact on the operations of the Fund? See CFTC Letter No. 12-03 (July 10, 2012).

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

As you note, in light of recent amendments to rules promulgated by the CFTC, the use by the Fund of derivatives that are subject to regulation by the CFTC (including futures contracts, options on futures and swaps) may cause the Fund to be regulated as a commodity pool, which would require the Adviser to register with the CFTC as a commodity pool operator. The Adviser is currently reviewing the amended rules to determine whether it will need to register with the CFTC when the amended rules become effective on December 31, 2012 or whether the Fund can continue to conduct its operations in such a manner as to avoid CFTC regulation. If the Adviser does not register with the CFTC, the Fund will need to implement procedures to monitor its use of futures (and related options) and swaps so that the Fund is not deemed to be a commodity pool. We do not currently believe that the Fund’s strategy would be impacted, in any material respect, due to the amended regulations. Nevertheless, disclosure on this matter has been added to the prospectus.

26.

The prospectus discloses on page 16 that the Fund is expected to generate a “high” portfolio turnover rate. Why is this not disclosed in connection with the Fund’s principal strategies or risks? What is the anticipated portfolio turnover rate of the Fund?

The Fund has added disclosure in the principal strategies and risks section of the prospectus regarding the expected high portfolio turnover rate. The portfolio turnover rate, which is driven by a combination of market conditions and investment opportunities, could exceed 200% in certain years.

Shareholder Information

27.	Please clarify, if accurate, that the adviser performs fair value on behalf of the Fund, and does so pursuant to policies adopted by the Board, and under the Board’s ultimate supervision.

The requested clarification has been made.

Purchasing and Redeeming Shares

28.

Please define what constitutes “proper order.” Please clarify the disclosure to state that all requests in proper order received by 4:00 PM Eastern time will receive that day’s NAV and all such request received after 4:00 PM Eastern time will receive the next day’s NAV.

The requested revisions have been made.

29.	Please explain to the staff why there are two “Purchasing and Redeeming Shares” sections in the prospectus, or consolidate the disclosure accordingly. Further, the disclosure under the

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

second heading states that the Fund will redeem shares at the NAV determined after the “Transfer Agent” receives the redemption request in proper order. The first section on redemption procedures, however, discloses that the Fund will process a redemption request after receipt from an authorized intermediary. Please reconcile the disclosure. The two sections of the prospectus also use the terms financial intermediary and financial advisor. Please use consistent terms to avoid investor confusion.

The requested revisions have been made.

30.	Please disclose the maximum amount of time the Funds will take to reject a purchase order (e.g., within 24 hours of receiving the shareholder’s order).

The requested clarification has been added.

Redemption In-Kind

31.

Please disclose the types of securities the Fund will use to pay redemption proceeds (i.e., liquid and/or illiquid securities). If the Fund will distribute illiquid securities to pay redemptions, please disclose all related risks (e.g., a shareholder may never be able to sell the illiquid security that he receives). Also, disclose that in addition to brokerage charges, a shareholder will bear all market risks until the shares are sold.

The requested revisions have been made.

Appendix A - Related Performance Information

32.

The prospectus discloses the performance of a “Related Account.” Please disclose which entity managed the Related Account, the adviser or Alkeon. Did anyone else have any significant managerial authority over the Related Account other than Mr. Sparaggis?

The disclosure has been clarified to state that Alkeon manages the Related Account. No other individual has significant managerial authority over the Related Account other than Mr. Sparaggis.

33.	Please disclose that this was the only account managed by the adviser or Alkeon that had investment objectives, polices and strategies substantially similar to those of the Fund.

The requested disclosure has been added.

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

34.	Disclose the methodology used to calculate the performance of the Related Account. Please explain the difference between compound and cumulative returns.

Related Account performance data are based upon the records of the Related Account’s third party administrator. Compound return is the annualized rate at which the Related Account has compounded over time. Cumulative return is the aggregate return of the Related Account since inception.

35.	The prospectus includes a chart of monthly returns. Will the chart be updated?

As with other information in the prospectus, the monthly returns in Appendix A will be updated in the definitive prospectus of the Fund and, subsequently, in connection with the annual update of the prospectus.

36.

Footnote 1 to the charts discloses that the performance of the Related Account is net of waivers, and that from April 1, 2008 to the present, the Related Account paid no management fee. Please disclose this more prominently in the introduction to the “Related Performance Information” section. Given the lower fees (or no fees) charged to the Related Account, and the higher annual fee expense ratio of the Fund, would the disclosure be enhanced if the performance of the Related Account was also restated to reflect the expenses of the Fund?

The requested revision has been made. The Fund believes that the disclosure regarding differences in the fees paid by the Fund and the Related Account is sufficient and it is not necessary to restate the performance of the Related Account.

SAI
Additional Information on Portfolio Investments, Strategies and Risks

37.

Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (e.g., insert headings to differentiate them). Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are disclosed in the prospectus as required by Items 4 and 9 of Form N-1A or make appropriate revisions to the prospectus.

The requested revisions have been made. The Fund confirms that non-principal investment strategies and risks are disclosed in the SAI, as required by Form N-1A, and that principal

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

investment strategies and risks disclosed in the SAI are also disclosed in the prospectus, as required by Form N-1A.

Illiquid and Restricted Securities, Bonds and Other Fixed-Income Securities, Strategic Transactions

38.

With respect to the 15% threshold for investing in illiquid securities, please disclose the Fund’s obligation to maintain this ceiling should it be exceeded. For example, disclose that the Board will take prompt actions to reduce the amount of illiquid holdings back to 15%.

Should the 15% threshold be exceeded, the Fund will sell certain of its illiquid securities in order to reduce the amount of its illiquid holdings to 15% or below.

39.

With respect to the Fund investing in non-investment grade debt securities, what policy, if any, does the Fund have to address those times when the self-imposed 5% threshold is reached. Will the Fund sell its holdings in order to re-establish the 5% threshold?

The Fund will not make any new investments in non-investment grade securities if the 5% threshold is reached.

40.

Please delete the open-ended terms and phrases from the “Strategic Transactions” section and instead, revise the disclosure to list each “Strategic Transaction” that the Fund will use, along with all related risks. Also, in the in the first paragraph, please delete the last sentence. Further, please acknowledge in your response letter that the Fund, once it becomes effective, is aware of its obligation to revise its registration statement, (i.e., sticker the registration statement) upon changing its investment strategies.

The requested revisions have been made. Additionally, the Fund is aware of its obligation to revise its registration statement upon materially changing its principal investment strategies.

Investment Restrictions

41.	In the paragraph following the sixth enumerated policy, please discuss the Fund’s obligation to maintain the 15% threshold for investing in illiquid securities.

The requested revision has been made.

Kimberly A. Browning
Securities and Exchange Commission
September 24, 2012

42.	If the Fund will pledge assets to secure borrowings, please disclose this fact and state up to what percentage, expressed as a percentage of total assets, the Fund may engage in that activity.

The requested disclosure has been added.

Disclosure of Portfolio Securities Holdings

43.

Beyond the annual reporting requirement mention in the third paragraph, will the CCO or some other Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise?

The CCO and other Fund officers, as relevant, will report to the Board in the event material issues were to arise concerning disclosure of portfolio securities.

In addition to the foregoing, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen
George Silfen

Appendix A